FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated April 28, 2004, relating to: Lafarge first quarter 2004 sales

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 28, 2004

Lafarge first quarter 2004 sales

• Sales rise 7.1% with increases in all divisions
• Strong like-for-like sales growth of 11.7%

Sales were up 7.1% to € 2,881 million as at March 31, 2004 compared to weak first quarter 2003 sales of € 2,691 million. The net scope effect was 0.8%. Negative foreign exchange variations impacted sales by 5.4%.

“We are pleased with this good start to the year, with increases in sales across all divisions. This level of activity is consistent with our expectation of robust growth in our operating income on ordinary activities for 2004, excluding currency fluctuations” said Bernard Kasriel, Chief Executive Officer of the Group.

The sales report for each division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +12.9%

In Western Europe, France and Greece led the way with strong growth in domestic sales. Spain and Germany rose slightly with price rises offsetting some volume decline. The UK encountered somewhat difficult market conditions with moderate price pressure.

Sales in North America grew strongly compared to a very poor first quarter 2003. Favorable weather and strong demand in all regions generated high volume growth. Prices were slightly below those of the first quarter 2003.

Strong sales growth was recorded in the majority of other countries. Of particular note were Poland, Romania, Turkey, Jordan, Egypt, Venezuela, Nigeria, South Africa, the Philippines and India. Poor weather impacted Brazilian volumes.

AGGREGATES & CONCRETE: +11.4%

In Western Europe sales recovered strongly driven by higher aggregates and concrete volumes and prices in France and to a lesser degree in the UK.
In North America, strong aggregates volumes and prices and strong concrete volumes particularly in Western Canada and Eastern USA fueled a significant improvement in sales.

ROOFING: +6.0%

In Western Europe volumes for both concrete and clay tiles grew with the exception of Germany.
In the USA, sales continued to grow driven by the strength of the housing market.
Chimney sales rose significantly.

GYPSUM: +14.2%

In Western Europe, sales growth was strong, driven by a buoyant UK market and increasing prices in France, but partially offset by continued price pressure in Germany.

In the USA, sales grew significantly with continued strong demand from residential construction and a large price improvement. The average price in the quarter increased to $112 per thousand square feet.

In Asia and Australia, sales continued to grow favorably.

Page 2 of 12 Total Pages

NEGATIVE FOREIGN EXCHANGE IMPACT OF -5.4% AMOUNTING TO € 129 MILLION

Major foreign currency translation impacts on sales were generated in the following currencies: US Dollar (€ 57 million), Malaysian Ringgit (€ 12 million), and the Nigerian Naira (€ 8 million).

SCOPE CHANGES OF +0.8% AMOUNTING TO € 25 MILLION

Sales from acquisitions amounted to a positive scope effect of € 70 million largely due to the increase in our percentage ownership of Lafarge Halla Cement to 50.1%, triggering a change in accounting treatment, from the proportional to global method. This change led to an increase in sales of € 39 million. The reduction in sales due to negative scope totaled € 45 million primarily as a result of the divestment of our Florida cement operations in 2003 amounting to € 23 million.

CONSOLIDATED SALES AS AT MARCH 31, 2004

	March 31, 2004 € Million	March 31, 2003 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	1,390	1,299	+7.0%	+12.8%	+12.9%
Aggregates & Concrete	854	795	+7.4%	+11.2%	+11.4%
Roofing	289	279	+3.5%	+6.0%	+6.0%
Gypsum	332	295	+12.5%	+13.9%	+14.2%
Others	16	23	-30.4%	+7.0%

TOTAL	2,881	2,691	+7.1%	+11.7%	NA

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

Lafarge’s annual general meeting of shareholders will be held on May 25, 2004.
Lafarge’s next financial publication – 2004 half year sales – will be on July 22, 2004 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Page 3 of 12 Total Pages

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on First Quarter Sales to March 31, 2004
Following the release of Lafarge’s sales to March 31, 2004, a conference call will be held on:
April 28th, 2004 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France +33 (0) 1 56 38 35 35
From UK +44 (0) 20 8515 2313
From USA +1 303 262 2175
From USA toll free +1 800 366 74 49
Conference call name: “Lafarge”

A replay of the conference call will be available from April 28th, 2004 at 7.30 pm French time to May 6th, 2004 at 7.30 pm at the following numbers:
From France +33 (0) 1 70 99 32 94 Access code: 132466#
From UK +44 (0) 20 8797 2499 Access code: 984446#
From USA +1 303 590 3000 Access code: 576245#

Page 4 of 12 Total Pages

Consolidated Figures

Sales
(Millions of euros)	2004Q1	2003Q1	04/03

By geographical zone of destination

Western Europe	1,348	1,283	5%
Central and Eastern Europe	111	90	23%
Emerging Mediterranean	104	95	9%
North America	579	575	1%
Latin America & the Caribbean	145	146	-1%
Sub Saharan Africa/Indian Ocean/Others	255	205	24%
Asia /Pacific	339	297	14%

By business line

Cement	1,390	1,299	7%
Aggregates & Concrete	854	796	7%
Roofing	289	279	4%
Gypsum	332	295	13%
Others	16	22	-27%

Total	2,881	2,691	7%

Page 5 of 12 Total Pages

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)
	2004Q1	2003Q1	04/03

Western Europe	6.9	6.6	5%
Central and Eastern Europe	1.5	1.1	36%
Emerging Mediterranean	2.0	1.8	11%
North America	3.0	2.7	11%
Latin America & the Caribbean	1.6	1.5	7%
Sub Saharan Africa/ Indian Ocean	2.9	2.6	12%
Asia/Pacific	6.7	5.3	26%

Total	24.6	21.6	14%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
	2004Q1	2003Q1	04/03	Like
				for like

Western Europe	486	471	3%
Central and Eastern Europe	67	49	37%
Emerging Mediterranean	85	79	8%
North America	194	212	-8%
Latin America & the Caribbean	96	99	-3%
Sub Saharan Africa/Indian ocean/Others	208	175	19%
Asia/Pacific	254	214	19%

Total consolidated sales	1,390	1,299	7%	12.8%

Sales before elimination of inter divisional sales by origin
(Millions of euros)
	2004Q1	2003Q1	04/03	Like
				for like

Western Europe	548	524	5%
Central and Eastern Europe	64	53	21%
Emerging Mediterranean	84	71	18%
North America	221	242	-9%
Latin America & the Caribbean	111	112	-1%
Sub Saharan Africa/Indian ocean/Others	233	202	15%
Asia/Pacific	250	208	20%

Total before elimination of inerdivisional sales	1,511	1,412	7%	12.9%

Page 6 of 12 Total Pages

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates		2004Q1	2003Q1	04/03
(millions of tonnes)

Western Europe		18.2	16.8	8%
North America		17.5	14.0	25%
Other countries		3.9	3.3	18%

Total		39.6	34.1	16%

Concrete		2004Q1	2003Q1	04/03
(millions of cbm)

Western Europe		3.5	3.3	6%
North America		2.1	1.8	17%
Other countries		2.1	2.1	0%

Total		7.7	7.2	7%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)		2004Q1	2003Q1	04/03	Like
					for like

Aggregates & related products		327	295	11%
Ready-mix concrete & concrete products		527	501	5%

Total Aggregates & Concrete		854	796	7%	11.2%

of which	Western Europe	444	418	6%
"	North America	299	279	7%
"	Other countries	111	98	13%

Sales before elimination of inter divisional sales by origin
(Millions of euros)		2004Q1	2003Q1	04/03	Like
					for like

Aggregates & related products		331	298	11%
Ready-mix concrete & concrete products		528	501	5%

Total Aggregates & Concrete (bef elim of inter-comp. sales)		859	799	7%	11.4%

of which	Western Europe	445	421	6%
"	North America	300	280	7%
"	other countries	113	98	15%

Page 7 of 12 Total Pages

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2004Q1	2003Q1	04/03

Concrete roof tiles	(millions of m²)
Western Europe		11.5	11.3	1.8%
North America		5.3	4.4	20.5%
other countries		9.2	8.0	15.0%

Clay roof tiles	(millions of m²)
Western Europe		5.1	4.8	6.3%
other countries		0.1	0.3	-66.7%

Chimneys	(kms)	568	479	18.6%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)		2004Q1	2003Q1	04/03	Like
					for like

Total		289	279	3.6%	6.0%

Western Europe		216	212	1.9%
	Germany	64	65	-1.5%
	Other countries	152	147	3.4%
Other countries		73	67	9.0%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2004Q1	2003Q1	04/03	Like
					for like

Total		289	279	3.6%	6.0%

of which concrete roof tiles	Western Europe	96	95	1.1%
"	North America	25	24	4.2%
	Other countries	23	22	4.5%
of which clay roof tiles		51	50	2.0%
of which chimneys (1)		33	29	13.8%
of which other roofing products		61	59	3.4%

(1) Including the "other roofing products" of the Chimney business.

Page 8 of 12 Total Pages

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m²)	2004Q1	2003Q1	04/03

Total	167	151	10.7%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)	2004Q1	2003Q1	04/03	Like
				for like

Total	332	295	12.5%	13.9%

of which Western Europe	192	175	9.7%
of which North America	59	53	11.3%
of which other countries	81	67	20.9%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2004Q1	2003Q1	04/03	Like
				for like

Total	334	297	12.5%	14.2%

of which Western Europe	199	181	9.9%
of which North America	59	53	11.3%
of which other countries	76	63	20.6%

Page 9 of 12 Total Pages

Ytd Sales variance analysis by region and in major markets*

		Price, product,
	Volume effect	customer & other mix		Activity variation
	%	effect		vs 2003%
		%
CEMENT
Western Europe	4.2	1.6		5.8
France	8.7	1.7		10.4
UK	-1.1	-2.7		-3.8
Spain	-1.3	3.2		1.9
Germany	-0.6	1.6		1.0
Greece	10.4	4.9		15.3
Central Europe	17.0	12.2		29.2
Poland	43.5	-12.7		30.8
Romania	23.0	19.2		42.2
Russie	4.5	45.9		50.4
Serbie	2.8	16.5		19.3
Mediterranean Basin	21.9	18.1		40.0
Turkey	51.9	71.4		123.3
Morocco	13.3	-7.2		6.1
Jordan	42.1	10.1		52.2
Egypt	-17.9	68.6		50.7
North America	17.5	-3.8	(1)	13.7
Latin America, Caraibs	1.1	-0.4		0.7
Brazil	-14.2	0.7		-13.5
Venezuela	64.7	12.6		77.3
Chile	1.7	-3.0		-1.3
Africa, Indian ocean	23.7	13.7		37.4
Kenya	2.2	5.0		7.2
Nigeria	27.8	29.0		56.8
South Africa	41.2	11.9		53.1
Asia Pacific	7.6	6.9		14.5
Indonesia	2.4	2.8		5.2
Malaysia	8.8	-3.8		5.0
Philippines	1.1	39.4		40.5
India	16.0	9.5		25.5
South Korea	5.1	-6.8		-1.7

Total CEMENT	9.4	3.5		12.9

(1)	North America : Pure price effect - 1%, the remainder being mainly regional mix related

*	Variance on like for like sales before elimination of sales between Divisions

Page 10 of 12 Total Pages

Ytd Sales variance analysis by region and in major markets.*

		Price, product,
	Volume effect	customer & other mix	Activity variation
	%	effect	vs 2003%
		%
AGGREGATES
France	9.6	1.0	10.6
UK (Pure Aggregates)	1.3	2.1	3.4
North America (Pure Aggregates)	22.3	2.8	25.1

Total Aggregates	14.5	-2.6	11.9

CONCRETE
France	6.6	3.2	9.8
UK	2.7	4.1	6.8
North America	10.5	-0.3	10.2

Total CONCRETE	8.4	2.2	10.6

ROOFING
Western Europe Concrete T&F	2.7	-0.3	2.4
Western Europe Clay T&F	3.7	-2.1	1.6
UK
Concrete	3.1	-0.7	2.4
Clay	11.7	-3.6	8.1
France
Concrete	5.0	-0.2	4.8
Clay	11.0	0.7	11.7
Germany
Concrete	-0.6	0.1	-0.5
Clay	-4.5	-3.4	-7.9
United States (Concrete)	20.7	-2.4	18.3

Chimneys	18.8	-3.4	15.4
Accessories		2.4	2.4

Total ROOFING			6.0

GYPSUM
BOARDS
Western Europe	6.6	2.2	8.8
North America	10.9	19.0	29.9
Asia / Pacific	11.1	-3.4	7.7

TOTAL GYPSUM			14.2

* Variance on like for like sales before elimination of sales between Divisions

Page 11 of 12 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 12 of 12 Total Pages